New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

June 27, 2014

Re:	Affimed Therapeutics B.V.

Draft Registration Statement on Form F-1

Submitted May 23, 2014

CIK No. 0001608390

Confidential Treatment Requested

CONFIDENTIAL

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Affimed Therapeutics B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 19, 2014 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on May 23, 2014.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 27, 2014

General

1.	We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

Response:	The Company acknowledges that the Staff may have further comments on these materials once they are provided.

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:	The Company does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:	The Company acknowledges the Staff’s request and undertakes to comply with it as applicable. The Company will supplementally provide the Staff with written materials provided during presentations to potential investors in reliance on Section 5(d) of the Securities Act.

To the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s initial public offering has published or distributed a research report in reliance upon Section 2(a)(3) of the Securities Act.

Prospectus Summary

Our Business, page 1

4.	In this summary, please define the following words and phrases:

•	“biospecific” and “trispecific;” and

•	“tetravalent architecture.”

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	3	June 27, 2014

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 of the revised draft of the Registration Statement.

5.	The chart displaying your developmental pipeline should include only product candidates that are in at least the preclinical stage and should reflect only the latest clinical stage either currently underway or completed. Accordingly, you should remove the reference to the TandAb compound that is still in the discovery phase and adjust the arrow for AFM13 as a treatment for Hodgkin Lymphoma to the end of the Phase 1 column.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 76 of the revised draft of the Registration Statement.

Risks Associated with Our Business, page 4

6.	Please include a bullet point that addresses the going concern opinion expressed by your independent registered public accounting firm.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the revised draft of the Registration Statement.

7.	Please include a bullet point that addresses how your product candidates are being developed using new technologies and that, if true, no drugs utilizing these technologies or methods of action have yet been approved, per your risk factor on page 13. In addition, please expand that risk factor to state, and note in this bullet point as well, that the approval of your product candidates are less certain than approval of drugs that do not employ such novel technologies or methods of action.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 13 of the revised draft of the Registration Statement.

Risk Factors

“We may not be able to protect our intellectual property rights throughout the world,” page 38

8.	We note that you have patent applications pending in China. Accordingly, identify China as one of those countries that have not protected a company’s patents and other intellectual property to the same extent as the United States.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the revised draft of the Registration Statement.

Risks Relating to Our Common Shares and this Offering

“We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules . . .,” page 43

9.	Please disclose that, as a foreign private issuer, you also are permitted to disclose the annual compensation of your named executive officers on an aggregate rather than an individual basis assuming that Dutch law does not require you to disclose, and you have not otherwise disclosed, your executive compensation on an individual basis.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	4	June 27, 2014

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the revised draft of the Registration Statement.

“Our common shares are issued under the laws of the Netherlands . . .,” page 47

10.	This risk factor is similar to the first one on page 46. Please merge them into a single risk factor and eliminate any overlap to avoid duplication.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the revised draft of the Registration Statement and has removed the risk factor referenced on page 47.

“We are not obligated to and do not comply with all the best practice provisions of the Dutch

Corporate Governance Code . . .,” page 47

11.	In this risk factor, briefly identify the best practice provisions of the DCGC with which you do not comply.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the revised draft of the Registration Statement.

“Claims of U.S. civil liabilities may not be enforceable against us,” page 47

12.	In this risk factor, and in the “Enforcement of Judgments” section on page 163, please disclose whether an investor could have difficulties bringing an original action in Dutch court to enforce liabilities based on the U.S. federal securities laws. We refer you to Item 101(g) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 171 of the revised draft of the Registration Statement.

“We may be classified as a “passive foreign investment company” (a “PFIC”) in 2014 or any future years . . .,” page 48

13.	Please disclose that you do not intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the revised draft of the Registration Statement.

Market and Industry Data, page 50

14.	Please remove the statement “(W)e have not independently verified the market and industry data obtained from these third-party sources.” It is not appropriate to disclaim responsibility for any of the disclosure included in your registration statement.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	5	June 27, 2014

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the revised draft of the Registration Statement.

Use of Proceeds, page 52

15.	Please indicate the developmental stage you hope to attain for each of AFM13, AFM11 and AFM21 using the allocated net proceeds.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the revised draft of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

16.	Please note the following once your IPO price has been determined:

•	Please provide to us supplementally quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance;

•	Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard; and

•	We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Response:	The Company advises the Staff that it will provide the information requested in a subsequent amendment to the Registration Statement once the IPO price has been determined, and acknowledges that the Staff may have additional comments once the estimated offering price has been disclosed.

Contractual obligations and commitments

Contingencies, page 69

17.	Please quantify the aggregate amount of your contingencies under your license agreements.

Response:	The Company is party to a number of collaborative and license agreements disclosed under “Collaboration Agreements” and “License Agreements” in the Registration Statement. In preparing its disclosure, the Company considered the following guidance in the Commission’s Final Rule: Disclosure about Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations (No. 33-8182) issued in 2003:

Some purchase obligations are executory contracts, and therefore are not recognized as liabilities in accordance with GAAP. Because purchase obligations may have a significant effect on the registrant’s liquidity, they are included in the table. The amendments provide a definition of “purchase

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	6	June 27, 2014

obligations.” A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on the registrant and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Company does not believe that the contractual arrangements disclosed under “Collaboration Agreements” and “License Agreements” that could require it to make a contingent milestone payment or pay a royalty after successful commercialization of a product represent contractual obligations for purposes of the disclosure required by the Final Rule. Unlike purchase obligations which are legally binding and enforceable, the Company’s contractual obligations under these agreements are contingent upon successful completion of the Company’s projects and the generation of future revenue. If the Company has to pay royalties on future product sales, it will also receive cash flows from such revenues rather than simply paying royalties. The amount of royalties to be paid depends on the level of future sales and cannot be quantified without reference to unknown contingent future product sales and assumptions about the successful completion of the Company’s research and development activities as well as the occurrence of a future product launch which requires successful completion of its research and development processes and successful drug administration approval, both of which are uncertain future events.

The Company has revised the disclosure above its contractual obligations and commitments table on pages 72 and 73 of the revised draft of the Registration Statement to explain the reason why the contingencies under the Company’s license agreements are not included in such table.

Internal Control over Financial Reporting, page 71

18.	Please specifically disclose the material weaknesses identified in your internal controls over financial reporting. In addition, disclose the remediation measures you plan to implement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the revised draft of the Registration Statement.

Business

Our Product Candidates, page 87

19.	Please revise your discussion to state, as applicable, where the ongoing, completed and planned clinical trials you have conducted were or will be located and the regulatory application(s) that have been filed for each product candidate, whether by you or a different entity, as well as the approximate date of filing. If no such applications have been filed for any product candidate, please explain the reason(s) you believe this was unnecessary.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	7	June 27, 2014

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 90, 92 and 94 of the revised draft of the Registration Statement.

20.	In your discussion of the AFM13-101 data, please explain what the expressions “AUC0-¥” and “Cmax” represent.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the revised draft of the Registration Statement.

Management

Board Composition and Election of Directors After this Offering, page 119

21.	Please identify those Dutch corporate governance requirements with which you intend to comply in lieu of Nasdaq requirements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 121 of the revised draft of the Registration Statement.

Compensation of Managing Directors and Supervisory Directors, page 119

22.	Please supplementally advise, with a view to amending your disclosure, whether you are required to disclose, or have disclosed, in the Netherlands the annual compensation of your named executive officers on an individual basis for the most recently completed fiscal year.

Response:	The Company respectfully advises the Staff that it is not required to disclose, and has not disclosed, in the Netherlands the annual compensation of its named executive officers on an individual basis for the most recently completed fiscal year.

Taxation

German Tax Considerations

Taxation of Dividends, page 142

23.	Please disclose whether there is a U.S.-Germany double taxation treaty that reduces the German withholding tax rate on distributions made to U.S. investors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the revised draft of the Registration Statement.

Dutch Tax Considerations, page 149

24.	Please delete your disclaimer that the ensuing discussion regarding Dutch tax considerations “is intended as general information only” as it implies that an investor may not rely on the tax information contained in the registration statement.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	8	June 27, 2014

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the revised draft of the Registration Statement.

Enforcement of Judgments, page 163

25.	Since your headquarters are located in Germany, disclose whether an investor could find it difficult to enforce a U.S. court judgment based on the civil liabilities provisions of the U.S. federal securities laws, or to bring an original action to enforce liabilities based on those laws, against you or your executive officers and directors, in a German court in addition to a Dutch court.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the revised draft of the Registration Statement.

Where You Can Find More Information, page 164

26.	Disclose that you will file a Form 20-F annual report with the Commission within four months following the end of your fiscal year.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 172 of the revised draft of the Registration Statement.

Index to Consolidated Financial Statements

General

27.	Please provide audited financial statements of the registrant Affimed Therapeutics B.V. as specified by Item 8 of Form 20-F or tell us why you believe such financial statements are not required.

Response:	The Company respectfully advises the Staff that it has not provided audited financial statements of the registrant Affimed Therapeutics B.V. as specified by Item 8 of Form 20-F as the Company does not believe they are required for the Registration Statement. The Registration Statement contains audited financial statements of Affimed Therapeutics AG, the predecessor to the registrant, as required per instruction 1 to Item 8 of Form 20-F.

The registrant was formed on May 14, 2014 with nominal capital of €0.01, has no assets or liabilities and has not commenced operations. It has not entered into agreements giving rise to contingent liabilities or commitments. The purpose of the formation was to change the country of incorporation in order to facilitate an initial public offering. To do that, a new corporation incorporated in the Netherlands (Affimed Therapeutics B.V., the registrant) was formed and all of the shareholders of Affimed Therapeutics AG, the predecessor, incorporated in Germany, will exchange their equity ownership interests in the predecessor entity for identical interests in the registrant. See “Corporate Reorganization” in the Registration Statement.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	9	June 27, 2014

The Company has considered the guidance in the Division of Corporation Finance – Financial Reporting Manual, Section 1160, on recently organized registrants in a filing with an effective date before the registrant is capitalized on other than a nominal basis and concluded that registrant financial statements may be omitted while complete audited financial statements of the operating company as predecessor of the registrant must be provided.

Consolidated Statement of Comprehensive Loss, page F-4

28.	Please disclose pro forma net loss per share for 2013 on the statement of comprehensive loss assuming the conversion of all outstanding preferred shares into common shares. Please also disclose pro forma net loss per share in Selected Financial Data. We note the disclosure of pro forma net loss per share on page 8.

Response:	The Company respectfully advises the Staff that Item 3.A.2. of Form 20-F requires that per share amounts disclosed in selected financial data be determined in accordance with the body of accounting principles used in preparing the financial statements. The financial statements of the predecessor included in the Registration Statement were prepared in accordance with IFRS. IAS 33.64 specifically addresses the presentation of earnings per share and if and when retrospective adjustments shall be presented. The financial statements were authorized for issuance on May 23, 2014 and in accordance with IAS 33.64 may not include retrospective adjustments or pro forma information for events that have not occurred by that date. In addition, IFRS does not provide for the presentation of pro forma information on the face of the statement of comprehensive income or the notes in the situation at hand. Accordingly, the Company has limited the disclosure of pro forma earnings per share to information provided outside the financial statements and selected financial data, i.e., the prospectus summary on page 8.

Notes to the Consolidated Financial Statements

Note 6. Revenue

Collaboration agreement Amphivena, page F-17

29.	Please tell us why it is appropriate to net your share in funding Amphivena to earned revenues and cite for us the relevant accounting literature that supports your accounting.

Response:	The Company respectfully advises the Staff that it is party to a collaboration with Amphivena to develop a product candidate for hematologic malignancies. The collaboration consists of a series of linked transactions which, in the Company’s judgment, are in substance a research and development collaboration. Amphivena is a structured entity with one project and uses the funding it receives from investors (which include the Company) to pay the Company for its research and development services. Amphivena requests funding from its investors to pay the Company for its research and development services upon achievement of predetermined milestones. Amphivena does not have any liquidity absent funding by its investors. The collection of funding from investors and payment to the Company occur within a few days of each other.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	10	June 27, 2014

The Company disclosed that its accounting for these linked transactions is a critical judgment and accounting estimate in note 4 to the audited consolidated financial statements.

In determining the appropriate presentation of the Company’s share of the funding of Amphivena, the Company considered the principle for revenue recognition in IAS 18.9 that revenue be measured at the fair value of the consideration received. The Company determined that the consideration it receives for its services to Amphivena in accordance with IAS 18 ought not include its share of the funding of Amphivena, which reduces the consideration for services that the Company receives as its share of the funding is returned within a few days of making the payment under what the Company identified as linked transactions. The Company therefore concluded that a gross presentation of revenue would overstate its revenues from the collaboration agreement with Amphivena.

30.	Please disclose the accounting for your 28% interest in Amphivena and tell us where it is classified.

Response:	The Company respectfully submits that it disclosed the accounting for its relationship with Amphivena, which consists of several linked transactions, in note 4 (critical judgments and accounting estimates) and note 6 (revenue) to its consolidated financial statements. However, the Company has enhanced its disclosure to clarify the effect of that judgment on its accounting for its equity interest in Amphivena. The Company did not ascribe any fair value to its equity interest for the reasons discussed below.

As noted in response to Staff comment #29 and in note #6 to the consolidated financial statements, Amphivena is a structured entity which the Company does not control and the Company has concluded and disclosed that the license and development agreement between the Company and Amphivena, the stock purchase agreement between Amphivena and its investors (which include the Company) and the warrant agreement between Amphivena and Janssen are linked transactions that are in substance a research and development collaboration agreement for purposes of the Company’s financial statements prepared in accordance of IFRS.

Accordingly, the Company generates revenue in accordance with IAS 18 from development services rendered to Amphivena. The equity interest embodies a promise to a final milestone payment and future royalties contingent upon the successful outcome of the Company’s services and a decision by Janssen to proceed with the commercialization of the product candidate if the outcome of the Company’s services is successful.

The Company’s equity interest was in excess of 20% of all voting equity in Amphivena as of December 31, 2013, and the Company holds one of five seats on the Amphivena’s board of directors. However, as a structured entity, the voting rights do not convey a significant influence justifying the application of the equity method in accordance with IAS 28.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	11	June 27, 2014

The Company’s equity interest in Amphivena consists of the Class A shares issued in exchange for the license granted to use certain intellectual property held by the Company and Class A-1 shares issued for cash to investors that include the Company. The Company did not incur any cost to obtain the Class A shares and accounts for the cash paid for Class A-1 shares as a reduction of revenue (see response to comment #29 above).

Amphivena could terminate the agreement under certain circumstances, effectively transferring the license back to the Company in exchange for redemption of the Class A and Class A-1 shares. Amphivena passes the funding received from its investors to the Company within days of receipt, it does not hold any other assets and, considering the accounting for the linked transactions as a service agreement, the Company concluded that an initial fair value of the preferred shares in Amphivena in excess of the Company’s cost, which is zero, would be difficult to support under the framework of IAS 18.

Note 19. Preferred shares, page F-23

31.	Regarding the valuation of your preferred shares, please tell us the following for each valuation date, as applicable:

•	Discount rate;

•	Period of future cash flows; and

•	Significant inputs used in the option pricing model.

Response:	The Company respectfully advises the Staff that it did not elect to measure the preferred shares at fair value and that the determination of fair value is only performed for disclosure purposes in accordance with IFRS 13.

The following inputs were used at each of the relevant valuation dates to determine the required disclosures:

	December 31, 2012	December 31, 2013	March 31, 2014
Discount rate (in %)	15.5	15.5	15.5

Period of future cash flows (in years)	until 2030 plus terminal value	until 2030 plus terminal value	until 2030 plus terminal value

The fair value for each of the share classes is estimated using the Option Pricing Method, or OPM. Under this approach, each class of securities is modeled as a call option with a unique claim on the assets of the Company. The characteristics

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	12	June 27, 2014

of each security’s class define these claims. The significant inputs to the OPM are as follows at each of the relevant valuation dates to determine the required disclosures:

	December 31, 2012	December 31, 2013	March 31, 2014
Risk-free interest rate (in %)	0.0	0.2	0.1
Expected volatility (in %)	65.0	65.0	60.0
Time to liquidity event (in years)	2.0	1.5	1.3

Note 20. Share-based payments, page F-23

32.	Please provide all the disclosures required by paragraphs 45-52 of IFRS 2, as applicable or tell us where you have complied with the guidance. For example, please provide the number and weighted average exercise prices of share options for each of the group of options presented in paragraph 45(b) of IFRS 2.

Response:	The Company respectfully submits that both share-based payment award plans of the Company are cash-settled plans, as disclosed in note 4 (critical judgments and accounting estimates) and note 20 (share-based payments). The Company has not granted equity-settled awards that are measured at grant date and believes that the disclosures in the notes to the consolidated financial statements meet the disclosure requirements according to IFRS 2.

In particular, the Company provided the disclosures in note 20 in response to IFRS 2.44 et seq. as discussed in Annex 1 to this response letter. In response to the Staff’s comment, the Company will enhance the disclosure to specifically state that no grants occurred during the periods reported on and the number of ESOP awards that were outstanding at the end of each period.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	13	June 27, 2014

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Mr. Adi Hoess, Chief Executive Officer
Mr. Florian Fischer, Chief Financial Officer
Affimed Therapeutics B.V.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	14	June 27, 2014

Annex 1

Analysis of Paragraphs 45-52 of IFRS 2

IFRS 2.44 et seq:
IFRS 2.45(a)	Plan descriptions for each of the two ESOPs that existed during the periods reported, including general terms and conditions, such as vesting, term and settlement (in cash)
IFRS 2.45(b)	The number of share options outstanding at 1/1/2012, forfeitures in 2012 and replacements in 2013 for the share-based payment plan. There were no new grants or exercises, all ESOP awards are vested. The Company will enhance its disclosure to specifically state that no grants occurred during the periods reported on and the number of ESOP awards were outstanding at the end of the period.
IFRS 2.45(c)	n/a
IFRS 2.45(d)	n/a; there is no range but only one exercise price for ESOPs, € 30.89 per preferred share, which is disclosed.
IFRS 2.47(a)	n/a; no option grants during the periods reported
IFRS 2.47(b)	n/a; no other grants during the periods reported
IFRS 2.47(c)	The modification of the ESOP in 2013 is explained, incremental fair value disclosed and information how the value of awards granted under carve out plan is determined.
IFRS 2.48	n/a
IFRS 2.49	n/a
IFRS 2.51(a)	Total compensation expense is disclosed, separate disclosure for equity-settled awards n/a
IFRS 2.51(b)	Liabilities from all share-based payments disclosed on the face of the statement of financial position and in note 20, intrinsic value of ESOP liabilities which are all vested disclosed in table in note 20. The carve out plan does not involve an option-type award with an intrinsic value.
IFRS 2.52	n/a